CAPITALIZATION AND INDEBTEDNESS as at June 30, 2008

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at June 30, 2008, prepared in accordance with Canadian GAAP and United States GAAP, respectively.

Capitalization
(Prepared in accordance with Canadian GAAP)

As at June 30, 2008
(unaudited)
$
Cash and cash equivalents	4,953,804

Indebtedness
Current liabilities	1,402,524
Capital lease obligations	83,984
Future income taxes	505,112
Shareholders’ Equity
Capital stock	96,556,485
Additional paid-in capital	5,796,164
Accumulated other comprehensive income	561,137
Accumulated deficit	(88,710,320)
Total shareholders’ equity	14,203,466
Total capitalization	16,195,086

Capitalization
(Prepared in accordance with US GAAP)
As at June 30, 2008
(unaudited)
$
Cash and cash equivalents	4,953,804

Indebtedness
Current liabilities	1,402,524
Capital lease obligations	83,984
Future income taxes	505,112
Shareholders’ Equity
Capital stock	113,326,055
Additional paid-in capital	6,833,854
Accumulated other comprehensive income	561,137
Accumulated deficit	(106,517,580)
Total shareholders’ equity	14,203,466
Total capitalization	16,195,086